082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

15 July 2010


10016078

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 15 July 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

7/30

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Imelda Walsh

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Imelda Walsh

8. State the nature of the transaction

Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

30,000 ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

350.015 pence

14. Date and place of transaction

15 July 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

240,032 shares

16. Date issuer informed of transaction

15 July 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 15 July 2010